SCHEDULE 13G/A
Filing for Fiscal Year 2012
SUPRREME INUSTRIES, INC.
Cusip # 868607102
AMENDMENT NO. 16
Page 1 of 4


SUPREME INDUSTRIES, INC.
Cusip Number   868607102
Page 2 of 4

1.	NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Wilen Investment Management Corp.
		52-1452536

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
				(a)
				(b)	**

3.	SEC USE ONLY

4.	CITIZEN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  	SOLE VOTING POWER
		1,032,716 Shares

6.  	SHARED VOTING POWER
		NONE

7.  	SOLE DISPOSITIVE POWER
		1,032,716 Shares

8. 	SHARES DISPOSTIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

		1,032,716 Shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*

			N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

			7.6%

12.	TYPE OF REPORTING PERSON*

			IA
SUPREME INDUSTRIES, INC.
Cusip Number   868607102
Page 3 of 4

Item 1.   Security and Issuer:

This statement relates to the common stock of Supreme
Industries, Inc. ("The Issuer") 65140 U.S. 33 East,
P.O. Box 237, Goshen, Indiana  46528.

Item 2.   Identity and Background:

(a)Name of Person Filing:

Wilen Investment Management Corp.

(b)	Address of Principal Business Office:
14551 Meravi Drive
Bonita Springs, Florida   34135

(c)	Citizenship or Place of Organization: Florida

(d)	Title of Class of Securities:  Common Stock Class "A"

(e)	CUSIP Number:  868607102


Item 3.

The Entity Filing is an Investment Adviser registered under
section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)	Amount Beneficially Owned:1,032,716 shares

(b)	Percent of class:  7.6%

(c)	Number of Shares as to which such entity has:
(i)	Sole power to vote or to direct the vote:1,032,716 shares
(ii)	Shared power to vote or to direct the vote:  None
(iii)	Sole power to dispose or to direct the disposition of:1,032,716 shares.
(iv)	shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable


SUPREME INDUSTRIES, INC.
Cusip Number   868607102
Page 4 of 4

Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent
Holding Company:

Not Applicable


Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 23rd day of January,2013.

JAMES WILEN
Signature


James Wilen, President
Wilen Investment Management Corp.